EARNINGS REPORT

4th Quarter 2007

S.A.C.I. FALABELLA

February 2008

Results – Fourth Quarter 2007

Table of Contents

I.	EXECUTIVE SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3
II.	CONSOLIDATED INCOME STATEMENT AS OF DECEMBER 31, 2007. . . . . . . . . . . . . . . .	4
III.	ANALYSIS OF CONSOLIDATED RESULTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5
IV.	MAIN EVENTS IN 2007. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7
V.	RETAIL INDICATORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	8
VI.	OPERATING PROFIT (LOSS) BY BUSINESS UNIT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12
VII.	CREDIT INDICATORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16
VIII.	FINANCIAL STRUCTURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19
IX.	STORES AND FLOOR SPACE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20
X.	FINANCIAL STATEMENTS OF S.A.C.I. FALABELLA – FECU. . . . . . . . . . . . . . . . . . . . . . . . . .	25

Notes:

1.

All figures in dollars are calculated using pesos in the Uniform Codified Statistical Record (FECU) as of December 31, 2007 and the observed dollar exchange rate for January 2, 2008 (CH$496.89 per US$1).

2.

Symbols for quarters:  1Q, 2Q, 3Q, and 4Q, as applicable.

3.

Other symbols for periods in the year:  1S (first semester) and 9M (first nine months of the year).

4.

Currency symbols:  CH$:  Chilean pesos; US$:  U.S. dollars; MM:  millions.

www.falabella.com

I.   Executive Summary

à

ACCUMULATED OPERATING INCOME FROM JANUARY TO DECEMBER 2007 ROSE 28.9%, TO MMCH$ 303,090 (MMUS$ 610.0).  IN 4Q 2007, OPERATING INCOME TOTALED MMCH$102,963 (MMUS$207.2), A GROWTH OF 25.2% COMPARED TO THE PREVIOUS YEAR.

à

NON-OPERATING EARNINGS IN 2007 REACHED A LOSS OF MMCH$ 35,225 (MMUS$ 70.9), MAINLY BECAUSE OF AN INCREASE IN THE PRICE-LEVEL RESTATEMENT LOSS.  THE LOSS TOTALED MMCH$ 15,229 IN 4Q 2007 (MMUS$ 30.6).

à

FALABELLA’S CONSOLIDATED PROFIT ACCUMULATED AS OF DECEMBER 2007 ROSE 2.5%, TO MMCH$ 217,090 (MMUS$ 436.9).  THE PROFIT PER SHARE WAS THUS CH$ 90.8 IN THE YEAR.

I.

Consolidated revenues totaled MMCH$ 2,835,390 as of December 2007 (MMUS$ 5,706.3, 15.9% higher than the previous year), driven mainly by the opening of 32 stores1 in the last 12 months (14 opened in 4Q) and the consolidation of Imperial starting May 1, 2007. Consolidated revenues in 4Q 2007 rose 12.1% to MMCH$ 788,763 (MMUS$ 1,587.4).

•

The EBITDA in the 12 months of 2007 grew 28.1% to MMCH$ 364,701 (MMUS$ 734.0).  It rose 25.2% in 4Q, to MMCH$ 118,770 (MMUS$ 239.0).  The Adjusted EBITDA2 for 4Q was MMCH$ 127,824 (MMUS$ 257.2) while it was MMCH$ 406,267 (MMUS$ 817.6) for 12M.

•

There was a non-operating loss of MMCH$ 35,225 (MMUS$ 70.9) in 2007 as compared to a gain of MMCH$ 14,760 (MMUS$ 29.7) in the previous year.  The significant drop is due mainly to a negative effect of price-level restatement attributable to inflation, mainly in 3Q and 4Q of 2007.  The drop was secondarily due to a reduction in Profits on Investments in Related Companies as a result of the consolidation of Mall Plaza starting 1Q 2007.

Important Note:

Starting in 4Q 2007, the financial statements of Banco Falabella Peru (including the CMR credit card business) began to be recorded as an Investment in Related Company (i.e. does not consolidate).  This reclassification is retroactive to the entire year and, therefore, it is presented in this report and in the FECU as an Investment in Related Companies in all of 2006 and 2007.

1 Includes the opening of 5 Sodimac Colombia, that do not consolidate.

2 Adjusted EBITDA = EBITDA + profit/loss on investment in related companies.

www.falabella.com

II.   Consolidated Income Statement as of December 31, 2007

Consolidated Income Statement January – December 2007 (MMCH$)

Consolidated Income Statement October-December 2007 (MMCH$)

3 Adjusted EBITDA = EBITDA + profit/loss on investment in related companies

www.falabella.com

III.   Analysis of Consolidated Results

Operating Profit (Loss)

The consolidated operating income for 4Q 2007 rose 25.2%, to MMCH$ 102,963 (MMUS$ 610.0). This represents 13.1% of sales, 136 basis points higher than the previous year.

Operating income rose 28.9% in 12M 2007, to 10.7% of revenues, i.e. 108 basis points above the previous year.  Approximately 20% of this 28.9% growth came from the consolidation of Mall Plaza.

Revenues

Revenues rose 12.1% in 4Q 2007, to MMCH$ 788,763 (MMUS$ 1,587.4).

Cumulative revenues were MMCH$ 2,835,390 (MMUS$ 5,706.3) as of December 31, 2007, or a 15.9% growth compared to the previous year.  This growth came partially from the consolidation of Mall Plaza and Imperial and from the growth in revenues in all business units, particularly San Francisco Supermarkets (+28.4%), Sodimac Chile (+17.8%), Consolidated Peru (+14.0%) and Falabella Colombia.

Gross Margin

The gross margin rose 207 basis points in 4Q 2007 as a percentage of sales, totaling MMCH$ 243,485 (MMUS$ 490.0), 20.2% higher than the previous year.

On a cumulative basis through December, it grew 125 basis points over revenues, totaling 29.2% of sales or MMCH$ 827,408 (MMUS$ 1,665.2).  This increase came from an improvement in gross margins in practically all the retail business units, and particularly from the consolidation of Mall Plaza, which had a gross margin higher than the rest of Falabella, seen as a percentage of sales.  Of note is the increase in the gross margin of Department Stores in Chile, mainly due to the optimized planning of stock which expected a moderation in consumption.

Selling, General and Administrative Expenses (SGA)

During 4Q 2007, expenses rose from 17.1% to 17.8% as a percentage of sales.  On a cumulative basis through December 31, 2007, SGA totaled MMCH$ 524,318 (MMUS$ 1,055.2), going from 18.3% in 2006 to 18.5% in 2007.  This increase is largely caused by the impact of store openings, principally in San Francisco Supermarkets, Peru and Sodimac Argentina.

www.falabella.com

Non-Operating Profit (Loss)

During 4Q 2007, there was a non-operating loss of MMCH$ 15,229 (MMCH$ 27,424 worse than the previous year). On a cumulative basis through December 2007, this loss totaled MMCH$ 35,225 (MMUS$70.9) as compared to a profit of MMCH$ 14,760 (MMUS$29.7) in the same period in 2006.  The change from one year to the next can be explained as follows:

•

Price-level restatement:  during 2007, the loss increased by MMCH$  27,281, 352% higher than compared to the same period in the previous year. The loss was due to the high inflation index in Chile in 2007 (7.8% compared to 2.6% for the same period in the previous year) that had a direct effect on the valuation of equity and non-monetary liabilities.  This loss does not represent cash flow. Moreover, starting January 2009 price-level restatement will cease to apply in our financial statements when International Financial Reporting Standards (IFRS) come into force.

•

During 2007, the profit/loss on investment in related companies fell 32.8% in terms of the profit recognized by Falabella. This effect can be explained mainly by the combination of the following investments in related companies:

II.

Mall Plaza consolidation4: the recognized profit is no longer accounted for in this line and was therefore reduced 100%.

o

Mall Plaza Vespucio:  the recognized profit rose by MMCH$ 992 during 12M 2007, 17.4% higher than the previous year.

o

Banco Falabella: dropped 22.6% in 12M 2007, to MMCH$ 15,093, mainly because of the increase in price-level restatement loss and an increase in non performing loans.

o

Farmacias Ahumada: fell 2.15% in 2007, making the recognized profit MMCH$ 1,482.

o

Sodimac Colombia: the recognized profit fell by MMCH$ 2,629 during 12M 2007, i.e. -41.0%, to MMCH$ 3,781.  This reduction came mainly from the non-operating loss that resulted from price-level restatement and exchange differentials, and an increase in Interest Expense.

•

Interest Expense:  Interest expense rose by MMCH$ 11,252, 34.4% higher in 2007.  The increase was mainly due to an increase in the average financial debt kept in the period as a result of the issue of the series E and F bonds and to the consolidation of Mall Plaza, which contributed a significant portion of debt.

The foregoing was partially offset by changes in:

•

Other non-operating income and expenses:  the increase in Non-Operating Income and Expenses amounted to MMCH$ 8,744 in 2007, totaling MM$ 11,956 in the year.  The increase came mainly from extraordinary income related to the Falabella Store in Mall La Dehesa (1Q 2007) and in Valdivia.

___________________

4 Meaning Plaza Oeste S.A., Puente Alto S.A., Plaza La Serena S.A. and Plaza del Trebol S.A.  Plaza Vespucio S.A. is excluded.

www.falabella.com

IV.   Main Events in 2007

4Q 2007

•

Investment Plan:  The Falabella Group investment plan was announced, totaling more than MMUS$ 2,500 for the period 2008-2011.  This plan entails in that period:

o	Investment of more than MMUS$ 1,600 in stores and more than MMUS$ 900 in malls.
o	An increase of nearly 90% in the number of stores in the 4 current countries.
o	An increase above 90% in the square meters of floor space.

•

Openings in 4Q 2007:

o	Chile: a Falabella store was opened in Punta Arenas, a Sodimac store in Linares, and a Tottus supermarket in Colina.
o	Peru: 1 SAGA Falabella store was opened, 3 Sodimac stores, 4 Tottus Hypermarkets, 1 Power Center and 1 Mall Plaza Aventura in the city of Trujillo.
o	Colombia: 1 Falabella store was opened in Medellin and 1 Sodimac store in Cartagena.
o	Argentina: a third Falabella store was opened on Florida Street, specializing in household appliances and footwear.

2007

•

Investments exceeded MMUS$600.  This was the result of an increase of more than 21% in the number of stores (26% in floor space), the consolidation of systems by the implementation of the technology excellence plan, the continuous development of our distribution centers, the acquisition of 60% of Imperial, and an increase to a share of 64.5% in property of Mall Plaza (excluding Plaza Vespucio).

•

32 stores were inaugurated in the 4 countries during the year:  10 Falabella stores, 13 Sodimac stores, 9 Tottus Hypermarkets.

•

43 retail finance offices were opened (CMR Falabella + Banco Falabella + Falabella Pro + Viajes Falabella) in 2007, totaling 400 in four countries.

•

Sodimac began construction of stores to be opened in Argentina during 2008.  The first store was opened in February 2008 in Buenos Aires.

•

The Shareholders Meeting approved a capital increase of 250 million shares in order to accelerate the investment plan and have alternative resources for potential growth opportunities in new businesses and markets (April).

•

SACI Falabella announced a merger agreement between the shareholders of Falabella and D&S (May).

•

An agreement was announced to develop Mall Plaza in Peru.  The first mall was opened in November 2007 in Trujillo.  3 new malls are scheduled to be opened over the next 2 years.

•

Banco Falabella Peru and Falabella TV were launched in Peru.

•

The CMR Web Pay, CMR Mobile Pay and Falabella Pro web sites were launched.

Recent Events (1Q 2008)

•

The Chilean Antitrust Court decided not to approve the Falabella/D&S merger at the end of January 2008.

•

1Q 2008 Openings:

o

The first Sodimac store was inaugurated in Argentina (Feb 2008).  The opening of 3 other stores in 2008 was announced at the same time.

o

2 new stores were opened in Lima (1 Tottus, 1 Sodimac, Feb 2008).

o

A Sodimac Chile distribution center in Coronel is expected begin operations in March.

www.falabella.com

V.   Retail Indicators

1.

Revenues from the Retail Businesses

Retail Revenue 2007 (MUS$)5

(Adjusted Chilean pesos converted to USD at the observed e/r for January 2, 2008)

Retail Revenue 4Q 2007 (MUS$)6

(Adjusted Chilean pesos converted to USD at the observed e/r for January 2, 2008)

Same-Store Sales (SSS) Growth7

(all growth is real and was calculated in the local currency of each country)

Chile Department Stores

Revenues fell 0.5% during 4Q 2007 compared to the previous year, totaling MM$ 221,636 (MMUS$ 446.0).  This drop in comparison to previous quarters was caused by a more restrictive inventory policy in view of the expected moderation in consumption, which had a positive effect on the gross margin but a negative effect on sales.  The cumulative revenues as of December 31, 2007, totaled MM$ 736,037, 3.9% higher than the previous year, driven mainly by the 3.6% increase in sales area and 7.3% in the average sales ticket.

___________________

5 Excludes revenue from the credit business.

6 Includes Imperial stores starting from May 1st, 2007.

7 All new stores and those that are enlarged by more than 10% in terms of square meters are excluded in the calculation of same-store growth.

8 Sodimac SSS does not include Imperial stores

www.falabella.com

Chile Home Improvement

The growth in revenues in 4Q 2007 was 18.8%, totaling MM$ 270,896 (MMUS$545.2).  The total cumulative revenues as of December 31, 2007 was MM$ 970,249, 17.8% higher than the same period in the previous year.  7.6% of this growth came from the consolidation of Imperial stores and 10.2% from the growth in sales of Sodimac stores, which were driven by the SSS growth of 6.1% and an increase in floor space of 18.6% (including the new Imperial stores).

Chile Supermarkets

Revenues rose 16.6% during 4Q 2007, totaling MM$ 73,934 (MMUS$ 148.8).  The cumulative growth in revenues as of December 2007 was MM$ 254,511 (MMUS$ 512.2), a 28.4% increase as compared to the same period in the previous year.  This increase was mainly the result of opening 5 stores in the last 12 months, which generated an increase of 48% in floor space.

Peru

The rise in the revenues from the retail business in Peru during 4Q 2007 (encompassing Saga Falabella, Sodimac and Tottus) was 4.6%, less than the cumulative figure of September, the result of exchange differentials caused by the dollar depreciation.  The growth in revenues in historic dollars was 20.3%. As of December 2007 revenues growth reached 13.8% (31% in historic dollars).  The increase was driven mainly by the growth in same-store sales of 7.4% and by the opening of 11 stores in the last 12 months that resulted in an increase of 48% in floor space.

Argentina

Retail revenues in 4Q 2007 fell 3.7%, mainly because of the effect of the exchange rate and price-level restatement when translated into Chilean pesos.  If these effects are eliminated, the 4Q growth was 10.8%.  At the close of 2007, cumulative growth was 6.1% (22.1% in historic dollars), due partially to a SSS growth of 9.3%, plus the revenues earned in the opening of Florida III.

Colombia

The revenues of Sodimac and Falabella Colombia rose 24.0% in the aggregate during 4Q 2007. It was 44.1% on a cumulative basis as of December 2007.  This growth came from opening 5 Sodimac stores and two Falabella stores.  Growth in historic dollars was 42.7% in 4Q and 65.8% on a cumulative basis for 2007.

www.falabella.com

2.

Number of Stores and Floor Space(9)

Note:  At the close of 2007, the square meters of floor space were recounted in all businesses of the Falabella Group, by country.  Hence, there may be some differences compared to previous releases.

Chile Department Stores

4 new stores were opened in Chile in 2007 and approximately 7,042 square meters of floor space were added.  This came from the opening of the stores in Valdivia (4,534 m2, June 2007, in replacement of the old 2,817 m2 store), Melipilla (3,723 m2, June 2007), Punta Arenas (5,349 m2, Nov 2007); from the conclusion of the remodeling of the Paseo Ahumada store (measuring 9,436 m2); and to the closing of the Downtown Antofagasta Falabella store (8,344 m2, Jan 2007).

Chile Home Improvement

4 Home Improvement stores were opened while the net floor space rose by approximately 77,600 m2 during 2007.  Stores were opened in Iquique (9,955 m2, Feb-2007, in replacement of the old store of 4,722 m2), Antofagasta (10,718 m2, Apr-2007, in replacement of the old store of 5,951 m2), Punta Arenas (8,192 m2, Aug-07, in replacement of the old store of 3,313 m2), and Linares (7,040 m2, Nov 2007).  The Valdivia (to 8,288 m2) and El Trebol (to 14,456 m2) stores were also enlarged.

Moreover, floor space increased by 39,827 m2 through the addition of 7 Imperial stores, as a result of the purchase of that chain.

San Francisco-Tottus Supermarkets

5 new San Francisco supermarkets were opened in 2007 and the net floor space rose by approximately 28,230 m2: Tottus Puente Alto II (4,580 m2, Jan-07), Tottus La Florida (4,971 m2, Mar-07), Tottus Megacenter (7,200 m2, Jul-07), Tottus Downtown Antofagasta (5,583 m2, Sept-07) and Tottus Colina (4,818 m2, Oct-07).  The Tottus Peñaflor hypermarket was also enlarged (+1,076 m2, Dec-07).

___________________

(9) Includes Imperial stores starting from May 1st, 2007. The HC SS Puente Alto, Co SS Puente Alto, HC SS New La Florida, and Co SS New La Florida were consolidated into just two:  HC Puente Alto and HC New La Florida.  A pro forma comparison was made to this end.  The stores are described in the Appendices.

www.falabella.com

Peru

11 new stores were opened in Peru in 2007 while the floor space rose by approximately 60,788 m2.  This was due mainly to the opening of 3 SAGA Falabella stores (increase of 9,958 m2 of floor space) , 4 Sodimac stores (increase of 28,680 m2 of floor space)  and 4 Tottus hypermarkets (increase of 22,150 m2 of floor space).

Colombia

Finally, in Colombia, 7 new stores were opened in 2007 and the floor space rose by approximately 67,269 m2.  The new department stores were Falabella Suba (8,597 m2, Apr-07) and Falabella San Diego in Medellin (9,000 m2, Nov-07).  The new Sodimac stores were:  HC Cali North (13,500 m2, Feb-07), HC Suba (6,172 m2, Mar-07), HC Soacha (7,500 m2, Jun-07). HC Ibague (9,500 m2, Jul-07) and HC Cartagena (13,000 m2, Nov-07).

3.

Inventories(10)

Days in Inventory

The days in inventory have decreased an average of 4% for the three businesses in Chile and the Peru Department Stores.  The decrease for Chile Department Stores is the mainly the product of an improved imported product plan and a reduction in products for clearance sales periods.

The increase in Argentina Department Stores stems from the fact that it also includes Sodimac's inventory in that country.  The Sodimac pre-opening start up began approximately one year ago and the first store was opened in February 2008.

Peru Home Improvement and Supermarkets increased days in inventory, mainly because of the stock accumulated due to the increase in the number of stores being opened.

__________________

(10) Days in Inventory = Inventories at the end of the period divided by the cumulative sales cost expressed in days.

www.falabella.com

VI.   Operating Profit (Loss) by Business Unit

1.

Chile Department Stores

(Individual FECU for SACI Falabella)

Department store operating income grew 22.2% in 4Q 2007, to MMUS$ 56.4, despite a slight drop in revenues.  This was due mainly to a better handling of stock and a reduction in inventory shrinkage.  Expenses also fell because of an optimization in operating expenses.

As of December 31, 2007, the cumulative operating profit was MMUS$ 70.3, 3.6% higher than the previous year.  This growth was due largely to an increase in the 4Q profit.

Chile Department Stores (MMUS$ and percentage of sales)

2.

Chile Home Improvement(11)

Sodimac Chile’s operating income was MMUS$ 33.5 during 4Q 2007, 0.3% below the same period in the previous year. The drop of 118 basis points was due to several factors:  first, the consolidation of Imperial starting in May 2007, which has a lower operating margin than Sodimac; second, a drop in the gross margin on imported products; and lastly, a more aggressive pricing policy.

On a cumulative basis for 2007, the operating income totaled MMUS$ 110.6, 9.7% higher than in 2006.  This was the result of a growth above 16% in sales to contractors, a growth above 9% in retail sales, and the consolidation of Imperial starting May 1, 2007.

Sodimac Chile (MMUS$ and percentage of sales)

___________________

(11) Includes sales by Imperial stores starting May 1, 2007.

www.falabella.com

3.

Chile Supermarkets

The operating income of San Francisco Supermarkets fell in 4Q 2007, to MMUS$ 0.6.  The opening of 5 stores in 2006 and another 5 in 2007 allowed a significant sales growth, but at the same time, it had an adverse impact on operating expenses because of the pre-opening costs and the sales maturation period.

Operating income for 2007 totaled MMUS$ 5.3, below the previous year.  The decrease was the product of a rise of 288 basis points in SGA expenses as a percentage of revenues, the consequence of starting up 10 new stores in the last 24 months.

Chile Supermarkets (MMUS$ and percentage of sales)

4.

International Operations

During 4Q 2007, operating income of the international businesses that are consolidated (Argentina, Peru and Colombia)12 totaled MMUS$ 28.5, which meant a growth of 14.4% compared to the previous year.  International businesses that are consolidated thus accounted for 13.8% of the consolidated operating income of SACI Falabella for 4Q 2007. In the FECU statements of SACI Falabella, this international business growth is reduced by the depreciation in the American dollar in the past year and by price-level restatement when translated to Chilean pesos.  If historic dollars are used, international business operating income rose 31.7% in 4Q 2007.

During 2007, cumulative operating income of the international businesses accounted for 9.7% of the consolidated income of SACI Falabella, totaling MMUS$ 59.2, 39.8% better than the same period in the previous year (60.9% higher when using historic dollars).  When Colombia is excluded (which is in a period of development), the operating income of international operations would have been 10.2% of the consolidated operating income of SACI Falabella.

___________________

12 Excluding Sodimac Colombia.

www.falabella.com

Peru13

Consolidated operating income from Peru was MMUS$ 21.4 in 4Q 2007, a growth of 5.9%.  When put in historic dollars, operating income rose 21.8%.  This significant increase came mainly from the opening of 11 new stores in the year and a better gross margin as a result. Operating income closed 2007 at MMUS$ 53.7, 30.5% better than the previous year.  In historic dollars, this growth was 50.1%.

Peru Consolidated (MMUS$ and percentage of income)

Argentina

The consolidated operating income of Argentina was MMUS$ 4.2 in 4Q 2007, a drop of 46.3% compared to the same quarter in the previous year.  The fall is due to a rise in SGA expenses because of the start-up of Sodimac Argentina, which opened its first store in February 2008.

The cumulative operating income as of December 2007 was MMUS$ 8.6 in 2007, compared to a profit of MMUS$ 11.8 the previous year, i.e, a 26.9% decrease.  As in the 4Q, the drop is the result of expenses of starting up Sodimac Argentina.

Argentina Consolidated (MMUS$ and percentage of income)

___________________

13 The operating income provided in this section excludes the operations of Banco Falabella Peru in all periods, whether quarterly or annual.  Starting with this release, the operating income of this bank will be shown as a profit on the investment in related companies.

www.falabella.com

5.

Mall Plaza (considers only Malls that consolidate)

The operating profit totaled MMUS$ 31.3 in 4Q 2007, 12.8% higher than the past year.

On a cumulative basis in 2007, operating income grew 24.4%, to MMUS$ 96.7.  The rise in the cost of sales was the mainly the product of the start-up of Mall Plaza Antofagasta at the end of 2006.

Consolidated Mall Plaza Companies (MMUS$ and percentage of income)

Note:  Depreciation is recorded in the cost line.

6.

Sociedad de Rentas Falabella (SRF)

During 4Q 2007, the operating profit was MMUS$ 6.1, a 25.2% rise as compared to the 4Q in the previous year.  As of December 2007, operating income grew 18.8%, amounting to MMUS$ 28.7.

www.falabella.com

VII.     Credit Indicators

1.

CMR Card Sales

Cumulative Percentage of Sales using CMR14

The CMR card began to be used in Colombia in October 2005.  At the close of 2007, there were 310,612 active CMR cards in Colombia.  The percentage of card sales in the Sodimac stores totaled 12.0% and it was already 30.6% in the three Falabella stores inaugurated in November 2006, April 2007 and November 2007.

2.

CMR Chile

Note:  Write-offs are net of recoveries

_________________

14 The percentage of sales using CMR refers to the cumulative sales using the card as compared to total cumulative sales by each chain.  For Sodimac Chile, the calculation includes retail and wholesale sales.  If we only consider retail sales, the cumulative penetration was 36.5% in 2007.

www.falabella.com

3.

Banco Falabella Chile

Note:  Write-offs are net of recoveries

4.

CMR Peru (Banco Falabella Peru)

Note: CMR Peru uses the provisions schedule indicated by the Peruvian Superintendency of Banking and Insurance, which is characterized by more exigent provision standards than in Chile and portfolio write-offs that start at 121 days.

Note:  Write-offs are net of recoveries

www.falabella.com

5.

CMR Argentina

Note: As of 4Q 2004, additional voluntary charges are being debited against income of CMR Argentina in order to maintain a total provision on loans of at least 3.0%. If we exclude the voluntary charges from the calculation, loan provisions would total only 1.84%.

Note:  Write-offs are net of recoveries

6.

CMR Colombia

Note: CMR Colombia began operation in October 2005.

Note:  Write-offs are net of recoveries

www.falabella.com

VIII.   Financial Structure

1.

Financial Debt-to-Equity Ratio as of December 31, 2007

Note:

Total Financial Debt as of December 31, 2007 = MMUS$1,430,597 (MMUS$2,879.1).  It includes the credit business debt.  As of 1Q 2007, it also included the financial debt of the Malls Plaza that are consolidated with Falabella.

2.

Financial Debt Structure as of December 31, 2007

3.

Liabilities/Equity Ratio as of December 31, 2007

Note:  Liabilities totaled MMCH$2,034,298 as of December 31, 2007 (MMUS$4,094.1) and they included the credit business debt.  As of 1Q 2007, it also included the liabilities of the Malls Plaza that are consolidated with Falabella.

4.

Liability Structure as of December 31, 2007

www.falabella.com

IX.   Stores and Floor Space

1.   Chile Department Stores (m2 of floor space)

The recount of floor space mainly impacted the Falabella stores in Calama and Alto Las Condes (adding 625 and 404 m2, respectively).  The Puerto Montt store added a fourth floor in April 2006 (adding 1,396 m2), that was not previously reported.

•

Other minor stores:

www.falabella.com

2.

Tiendas Sodimac Chile (m2 of floor space)

The floor space varied in few stores after the recount at year-end.  The greatest changes were for:  Co Antofagasta (+2,101 m2), HC Osorno (+ 704 m2), and HC Chillan (+ 334 m2), due mainly to remodeling not previously recorded.

www.falabella.com

2.

San Francisco Supermarkets - Chile (m2 of floor space)

www.falabella.com

3.

Peru(15)

i)  Department Stores (m2 of floor space)

ii) Home Improvement (m2 of floor space)

iii) Supermarkets (m2 in floor space)

__________________

(15)  The downtown Lima store includes the Lima La Merced store (just household appliances).

www.falabella.com

4.

Argentina Department Stores (m2 of floor space)

5.

Colombia

i)  Department Stores (m2 of floor space)

ii) Home Improvement (m2 of floor space)

www.falabella.com

X.   Financial Statements of S.A.C.I. Falabella - FECU

www.falabella.com

www.falabella.com

S.A.C.I. FALABELLA
CONSOLIDATED BALANCE SHEETS
Expressed in Millions of Chilean Pesos as of December 31 2007

LIABILITIES	2007	2006
Current Liabilities	**1.109.128**	**755.361**
Short-term bank borrowings	455.931	296.371
Current portion of long-term bank borrowings	69.585	30.085
Obligations with the public (promissory notes)	6.366	0
Current portion of bonds payable	24.362	16.938
Current portion of long-term borrowings	0	0
Dividends to be paid	44.406	200
Trade account payables	376.385	307.292
Documents payable	11.731	9.305
Sundry creditors	24.851	12.075
Notes and accounts payable to related companies	20.485	23.859
Accruals	33.219	29.461
With holdings	27.927	20.597
Income tax	5.661	3.685
Unearned income	7.691	5.446
Deferred taxes	16.444	11.303
Other short-tem liabilities	528	47
Total long-term liabilities	**925.170**	**628.639**
Long-term bank borrowings	435.154	144.729
Bonds payable	439.199	447.695
Documents payable - long-term	0	0
Sundry creditors	190	0
Notes and accounts payable to related companies	20.485	23.859
Accruals	1.875	1.837
Deferred taxes	40.293	31.375
Other long-term liabilities	8.458	1.718
Minority interest	**89.102**	**31.793**
Shareholder's Equity	**1.372.972**	**1.337.408**
Paid-in capital	488.793	486.684
Capital revaluation reserve	0	0
Additional paid-in capital	2.215	1.929
Other reserves	(31.698)	(14.390)
Retained earnings	**913.662**	**863.186**
Reserve for future dividends	0	0
Accumulated profits	807.110	682.119
Accumulated loss	0	0
Net income (loss)	217.090	211.739
Interim dividends	(110.538)	(30.672)
Deficit from development period	0	0
Total Liabilities	**3.496.372**	**2.753.201**

www.falabella.com

S.A.C.I. FALABELLA

CONSOLIDATED INCOME STATEMENT

Expressed in Millions of Chilean Pesos as of December 31 2007

	2007	2006
Operating Income	**303.090**	**235.180**
Gross Margin	827.408	683.472
Revenues	2.835.390	2.446.779
Cost of sales	(2.007.982)	(1.763.308)
Selling , general and administrative expenses	(524.318)	(448.291)
Non-operating Income	**(35.225)**	**14.760**
Financial income	8.437	8.077
Profit on investments in related companies	41.570	61.891
Other non-operating income	22.361	10.656
Loss on investment in related companies	0	0
Amortization of goodwill	(16.840)	(15.616)
Financial expenses	(43.947)	(32.695)
Other non-operating expenses	(10.405)	(7.444)
Price-level restatement	(35.030)	(7.748)
Exchange differentials	(1.370)	(2.360)
Profit Before Income Tax & Extraordinary Items	267.866	249.940
Income Tax	5.661	3.685
Extraordinary Items	0	0
Profit (loss) before minority interest	236.760	214.977
Minority interest	**89.102**	**31.793**
Net profit (loss)	**217.087**	**211.736**
Amortization of negative goodwill	3	3
Profit (loss) in the fiscal year	**217.090**	**211.739**

www.falabella.com

S.A.C.I. FALABELLA
CONSOLIDATED STATEMENT OF CASH FLOWS
Expressed in Millions of Chilean Pesos as of December 31 2007

	2007	2006
Cash Flows From Operating Activities	**222.795**	**146.827**
Collection of trade receivables	2.944.926	2.614.128
Financial income received	15.069	9.962
Dividends received	25.769	25.952
Other income received	29.800	33.710
Payments to suppliers and personnel	(2.623.615)	(2.405.316)
Interest paid	(41.637)	(34.221)
Income tax payments	(34.439)	(16.617)
Other expenses	(15.689)	(18.459)
VAT and other taxes paid	(77.389)	(62.313)
Cash Flows From Financing Activities	**122.938**	**119.941**
Proceeds from issuance of common stock	8.208	6.002
Borrowings from banks	837.953	296.328
Proceeds from issuance of bonds	21.501	204.241
Borrowings from related companies	0	0
Other borrowings from related companies	0	0
Other sources of financing	731	89
Payment of dividends	(130.986)	(78.302)
Distribution of capita	(9)	(10)
Payment of loans	(580.865)	(278.234)
Payment of public liabilities incurred	(15.428)	(15.242)
Payment of related companies loans	0	0
Payment of other related companies loans	0	0
Payment of common stock issuance costs	0	0
Payment of bond issuance costs	(18.168)	(14.471)
Other payments	0	(460)
Cash Flows From Investing Activities	**(361.553)**	**(224.651)**
Proceeds from sales of property, plant and equipment	7.057	636
Proceeds from sales of long-term investments	0	0
Proceeds from sales of other investments	97	0
Collection of loans to related companies	0	0
Collections of other loans to related companies	0	0
Other investment income	4.277	631
Additions to property, plant and equipment	(286.678)	(210.004)
Payment of interest capitalized	(1.998)	(505)
Purchase of permanent investments	(47.047)	(4.178)
Investments in financial instruments	(2.568)	(465)
Loans to related companies	0	0
Other payments to related companies	(29.047)	(752)
Other payments of investments	(5.647)	(10.013)
Net Cash Flow	**(15.821)**	**42.116**
	(4.175)	(3.447)
Price-level Restatements of Cash and Cash Equivalents	(19.995)	38.669
Net Increase (Decrease) in Cash and Cash Equivalents	98.526	55.436
Cash and Cash Equivalents at Beginning of Period	78.531	94.105
Cash and Cash Equivalents at End of Period	0	0

www.falabella.com

www.falabella.com

www.falabella.com

S.A.C.I. FALABELLA
INDIVIDUAL BALANCE SHEETS
Expressed in Millions of Chilean Pesos as of December 31 2007

LIABILITIES	2007	2006
Current Liabilities	**259.570**	**148.647**
Short-term bank borrowings	35.996	3.629
Current portion of long-term bank borrowings	0	3.157
Obligations with the public (promissory notes)	0	0
Current portion of bonds payable	6.164	6.199
Current portion of long-term borrowings	0	0
Dividends to be paid	44.353	128
Trade account payables	78.414	80.560
Documents payable	1.120	1.755
Sundry creditors	828	908
Notes and accounts payable to related companies	81.927	44.256
Accruals	2.414	3.078
With holdings	3.418	1.726
Income tax	166	0
Unearned income	4.707	3.251
Deferred taxes	1.767	920
Other short-tem liabilities	65	0
Total long-term liabilities	**419.866**	**460.112**
Long-term bank borrowings	0	0
Bonds payable	397.359	401.250
Documents payable - long-term	0	0
Sundry creditors	0	0
Notes and accounts payable to related companies	81.927	44.256
Accruals	742	764
Deferred taxes	3.738	933
Other long-term liabilities	0	1.556
Minority interest	**0**	**0**
Shareholder's Equity	**1.372.972**	**1.337.408**
Paid-in capital	488.793	486.684
Capital revaluation reserve	0	0
Additional paid-in capital	2.215	1.929
Other reserves	(31.698)	(14.390)
Retained earnings	**913.662**	**863.186**
Reserve for future dividends	0	0
Accumulated profits	807.110	682.119
Accumulated loss	0	0
Net income (loss)	217.090	211.739
Interim dividends	(110.538)	(30.672)
Deficit from development period	0	0
Total Liabilities	**2.052.408**	**1.946.167**

www.falabella.com

S.A.C.I. FALABELLA
INDIVIDUAL INCOME STATEMENT
Expressed in Millions of Chilean Pesos as of December 31 2007

	2007	2006
Operating Income	**34.934**	**33.729**
Gross Margin	215.274	199.978
Revenues	736.037	708.636
Cost of sales	(520.762)	(508.658)
Selling , general and administrative expenses	(180.340)	(166.249)
Non-operating Income	**185.127**	**181.691**
Financial income	2.839	4.195
Profit on investments in related companies	212.597	199.771
Other non-operating income	12.605	4.048
Loss on investment in related companies	(1.789)	(1.027)
Amortization of goodwill	(841)	(876)
Financial expenses	(21.358)	(19.276)
Other non-operating expenses	(2.124)	(1.735)
Price-level restatement	(15.783)	(2.594)
Exchange differentials	(1.018)	(815)
Profit Before Income Tax & Extraordinary Items	220.062	215.419
Income Tax	166	0
Extraordinary Items	0	0
Profit (loss) before minority interest	217.090	211.739
Minority interest	**0**	**0**
Net profit (loss)	**217.090**	**211.739**
Amortization of negative goodwill	0	0
Profit (loss) in the fiscal year	**217.090**	**211.739**

www.falabella.com

S.A.C.I. FALABELLA
INDIVIDUAL STATEMENT OF CASH FLOWS
Expressed in Millions of Chilean Pesos as of December 31 2007

	2007	2006
Cash Flows From Operating Activities	**160.792**	**129.986**
Collection of trade receivables	882.731	836.726
Financial income received	709	2.460
Dividends received	106.430	114.304
Other income received	17.728	9.633
Payments to suppliers and personnel	(816.674)	(805.307)
Interest paid	(2.962)	(2.552)
Income tax payments	(789)	(1.194)
Other expenses	(18.475)	(16.283)
VAT and other taxes paid	(7.904)	(7.801)
Cash Flows From Financing Activities	**(79.854)**	**66.840**
Proceeds from issuance of common stock	2.429	0
Borrowings from banks	42.070	3.653
Proceeds from issuance of bonds	0	180.990
Borrowings from related companies	6.530	0
Other borrowings from related companies	20.650	0
Other sources of financing	0	0
Payment of dividends	(119.837)	(77.770)
Distribution of capita	0	0
Payment of loans	(12.834)	(14.754)
Payment of public liabilities incurred	(1.218)	(9.759)
Payment of related companies loans	0	0
Payment of other related companies loans	0	(1.300)
Payment of common stock issuance costs	0	0
Payment of bond issuance costs	(17.644)	(14.220)
Other payments	0	0
Cash Flows From Investing Activities	**(106.148)**	**(161.405)**
Proceeds from sales of property, plant and equipment	243	0
Proceeds from sales of long-term investments	8.064	61.079
Proceeds from sales of other investments	0	0
Collection of loans to related companies	0	0
Collections of other loans to related companies	185	0
Other investment income	61	65
Additions to property, plant and equipment	(40.401)	(39.477)
Payment of interest capitalized	(414)	0
Purchase of permanent investments	(18.647)	(107.276)
Investments in financial instruments	0	0
Loans to related companies	0	0
Other payments to related companies	(54.579)	(75.779)
Other payments of investments	(660)	(16)
Net Cash Flow	**(25.210)**	**35.421**
	(2.593)	(628)
Price-level Restatements of Cash and Cash Equivalents	(27.803)	34.794
Net Increase (Decrease) in Cash and Cash Equivalents	48.268	13.475
Cash and Cash Equivalents at Beginning of Period	20.465	48.268
Cash and Cash Equivalents at End of Period	0	0

www.falabella.com

www.falabella.com

S.A.C.I. Falabella

Address:

Rosas 1665

Santiago, Chile

Contacts:

Juan Guillermo Espinosa F. / Tomas Gazmuri S.

Corporate Planning and Development Division

Phone: (56 2) 380 2007

E-mail: jespinosa@falabella.cl / tgazmuri@falabella.cl

Website:

www.falabella.com

Click on “Inversionistas” at the page bottom.

———————————————————————————————————————

The information in this report was prepared on the basis of the Uniform Codified Statistical Record (FECU) reported to the Superintendency of Securities and Insurance (SVS).

S.A.C.I. Falabella assumes no liability for damages, injuries or losses that may result from the interpretation of this report or the evolution of markets, in particular the stock exchange.

www.falabella.com